# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lionheart Holdings, CIK 0002015955
CUSIP: G5501C109
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 200 W. Cypress Creek Road, Suite 500, Fort Lauderdate, Florida (FL), 33309
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001905106

## Reporting persons
- Meteora Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,300,531; sole dispositive power 0; shared dispositive power 1,300,531; aggregate amount beneficially owned 1,300,531 (5.65% of the class)

## Item 1. Issuer
Name of issuer: Lionheart Holdings
Address of issuer's principal executive offices: SUITE 500, Fort Lauderdale, FL 33309

## Item 2. Person Filing
Name of person filing:
(i) Meteora Capital, LLC, a Delaware limited liability company ("Meteora Capital") with respect to the Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the "Meteora Funds"); and

(ii) Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the Common Stock held by the Meteora Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

1200 N Federal Hwy, #200, Boca Raton FL 33432
Citizenship: Meteora Capital is a Delaware limited liability company. Vik Mittal is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1300531
Percent of class: 5.65
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1300531
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1300531

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Vik Mittal is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Meteora Capital, LLC: Vik Mittal, Managing Member (08/13/2025)